Exhibit 99.2

Atento S.A.

4 rue Lou Hemmer

L-1748 Luxembourg Findel

Grand-Duchy of Luxembourg

RCS Luxembourg B.185.761

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Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommends you vote FOR the following:

1.	Renewal of the mandates of Class II directors of the Company for a term ending at the 2019 Annual General Meeting of Stockholders.

Nominees
			For	Against	Abstain			For	Against	Abstain
1A	Stuart Gent		☐	☐	☐	6	To approve the discharge to the directors of the Company in respect of the 2015 financial year.	☐	☐	☐
1B	Alejandro Reynal		☐	☐	☐
1C	Vishal Jugdeb		☐	☐	☐	7	To approve the ratification of the mandates of the directors, Mark Foster and Vishal Jugdeb, co-opted by the Board of Directors during the financial year ended December 31, 2015.	☐	☐	☐
The Board of Directors recommends you vote FOR proposals 2 through 9.
			For	Against	Abstain
2	To approve the report of the Board of Directors in respect of the individual and consolidated annual accounts of the Company as at December 31, 2015.		☐	☐	☐	8	To approve the renewal of the mandate of the independent auditor of the Company.	☐	☐	☐

						9	To approve the fees to members of the Board of Directors, serving as directors of the Company and members of the Company’s committees, in the correspondent aggregate amount for the financial year as at December 31, 2015 and the related power granted to the Board of Directors to allocate such amounts between the directors of the Company.	☐	☐	☐
3	To approve the individual annual accounts of the Company as at December 31, 2015.		☐	☐	☐
4	To approve the allocation of the result of the 2015 financial year.		☐	☐	☐
5	Approval of the consolidated annual accounts of the Company as at December 31, 2015.		☐	☐	☐	NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]		Date				Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement, Independent Auditor’s Report, Letter to Shareholders, AR on Form 20F, Financial Statements is/are available at www.proxyvote.com

ATENTO SA

Annual Meeting of Shareholders

May 31, 2016 10:00 AM

This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Sebastien Binard and Marine Krief, or either of them, as proxies, each with the power to appoint (his/her) substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of ATENTO SA that the shareholder(s) is/are entitled to vote at the Annual Meeting of shareholder(s) to be held at 10:00 AM, Central European Time on May 31, 2016, at 4 rue Lou Hemmer L-1748 Luxembourg Findel Grand-Duchy of Luxembourg, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations.

Continued and to be signed on reverse side